Amalgamated Pictures Corp.
 2132 Mears Parkway
Margate, FL 33063

                                                                                    December 28, 2005

Ms. Anita Karu, Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0305

Re:      Amalgamated Pictures Corp.
            Registration Statement on Form SB-2
            Amendment No. 5, for filing December 28, 2005
            File No. 333-125145

Dear Ms. Karu:

            In response to your telephone discussion on December 27, 2005, with our attorney David Kahn, we are filing an amendment to the above captioned Amalgamated Pictures Corp. registration statement to conform to your comments and suggestions.

            We hereby request acceleration of the effective date of the registration statement to 10 A.M., Eastern Time, December 30, 2005, or as soon thereafter as practicable.

            We acknowledge that:

  should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
  and we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    Very truly yours,

                                                                                     /s/ Avery Pack

                                                                                    Avery Pack
                                                                                    Amalgamated Pictures Corp.
                                                                                    President